U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4          STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES
======

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940.

___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

	Dana M. Gallup and Amy E. Clifton Gallup
	20420 NE 20th Court
	Miami, FL 33179

2. Issuer Name and Ticker or Trading Symbol

	Greenhold Group, Inc. (GHGI)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year:

	May / 2002

5. If Amendment, Date of Original


6. Relationship of Reporting Person to Issuer

	beneficial owner of 10% or more of common stock

7.  Individual or Joint/Group Filing (Check if applicable line)
_____   	Form filed by One Reporting Person
__X__           Form Filed by More than One Reporting Person


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


TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature  |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-  |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct  |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-   |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial  |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-  |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship    |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+-----------+

Common Stock                       04/26/02   J              250,000     A                                     D
Common Stock                       05/09/02   S                2,500     D       $0.70                         D
                                                                                             1,612,378*

*includes 5,800 shares held by Mr. Gallup's mother and 1,000 shares held by Mr. Gallup's sister. Reporting Person denies beneficial ownership of any shares held by these individuals.



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


TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

|1.          |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|            |        |          |         |           |                     |                |          |Number  |Owner- |       |
|            |        |          |         |           |                     |                |          |of      |ship   |       |
|            |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|            |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|            |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|            |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|            |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|            |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|            |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of    |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative  |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security    |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+





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Explanation of Responses:

Reporting person acquired 250,000 shares that were issued on April 26, 2002 pursuant to a Stock Purchase Agreement under which the Issuer exchanged such shares for Reporting Person's interest in a third entity.



/s/ Dana M. Gallup                                      June 6, 2002
-------------------------------------                 -------------------
Signature of Reporting Person                            Date


/s/ Amy E. Clifton Gallup                               June 6, 2002
-------------------------------------                 -------------------
Signature of Reporting Person                            Date



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